STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

Application for Deregistration of Certain Registered Investment Companies

I.	General Identifying Information

1.	Reason fund is applying to deregister

☒	Merger
☐	Liquidation
☐	Abandonment of Registration
☐	Election of status as Business Development Company

2.	Name of fund: Grosvenor Registered Multi-Strategy Fund (TE), LLC

3.	Securities and Exchange Commission File NO.: 811-22354

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial Application
☐	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

900 North Michigan Avenue

Suite 1100

Chicago, IL 60611

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

George J. Zornada

K&L Gates LLP

State Street Financial Center

One Lincoln Street

Boston, Massachusetts 02111

(617) 261-3231

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Grosvenor Capital Management, L.P.

900 North Michigan Avenue

Suite 1100

Chicago, IL 60611

(312) 506-6616

BNY Mellon Investment Servicing (U.S.) Inc.

103 Bellevue Parkway

Wilmington, DE 19809

The Bank of New York Mellon

One Wall Street

New York, NY 10286

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund:

☒	Management Company;
☐	Unit investment trust; or
☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company:

☐	Open-end
☒	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Adviser as of April 1, 2011 (Subadviser from 12/03/2004 to 03/31/2011):

Grosvenor Capital Management, L.P.

900 North Michigan Avenue

Suite 1100

Chicago, IL 60611

Previous Adviser (until April 1, 2011):

Bank of America Capital Advisors LLC

100 Federal Street

Boston, MA 02110

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

The Fund has never made a public offering of its securities. The Fund’s placement agents were:

Grosvenor Securities LLC

900 North Michigan Avenue

Suite 1100

Chicago, IL 60611

Merrill Lynch, Pierce, Fenner & Smith Incorporated

4 World Financial Center

250 Vesey Street, 6th Floor

New York, NY 10080

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐	Yes
☒	No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decisions to engage in a Merger, Liquidation or

Abandonment of Registration?

☒	Yes
☐	No

If Yes, state the date on which the board vote took place: March 29, 2012

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decisions to engage in a Merger, Liquidation or Abandonment of Registration?

☐	Yes
☒	No

If Yes, state the date on which the shareholder vote took place:

If No, explain: Under the Fund’s Limited Liability Company Agreement, and in compliance with and pursuant to Rule 17a-8, no shareholder vote was required.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒	Yes
☐	No

(a)	If Yes, list the date(s) on which the fund made those distributions:

January 1, 2013

(b)	Were the distributions made on the basis of net assets?

☒	Yes
☐	No

(c)	Were the distributions made pro rata based on share ownership?

☒	Yes
☐	No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholder made in kind?

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐	Yes
☒	No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholder?

☐	Yes
☒	No

If No

(a)	How many shareholders does the fund have as of the date this form is filed?

Zero – all investor capital has been distributed. What remains in the fund are some remaining assets and liabilities that net to zero.

(b)	Describe the relationship of each remaining shareholder to the fund: N/A

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐	Yes
☒	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☒	Yes
☐	No

If Yes,

(a)	describe the type and amount of each asset retained by the fund as of the date this form is filed:

Cash & Cash Equivalents: $1,011

Miscellaneous Receivable: $23,098

Total: $24,109

(b)	Why has the fund retained the remaining assets?

The Fund has retained the outstanding assets to pay off the fund’s outstanding liabilities.

(c)	Will the remaining assets be invested in securities?

☐	Yes
☒	No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☒	Yes
☐	No

If Yes,

(a)	describe the type and amount of each asset debt or other liability:

Payable to Adviser: $24,109

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

The Fund’s liabilities are offset by its assets, and it is expected to pay off its liabilities as the assets are realized.

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(ii)	Legal expenses: $111,074
(ii)	Accounting expenses: $41,200
(iii)	Other expenses (list and identify separately):N/A
(iv)	Total expenses (sum of lines (i)-(iii) above): $152,274

(b)	How were those expenses allocated?

The expenses were incurred by Grosvenor Registered Multi-Strategy Master Fund, LLC and allocated pro-rata amongst the various feeder funds based on each feeder fund’s respective ownership percentage.

(c)	Who paid those expenses?

Grosvenor Registered Multi-Strategy Master Fund, LLC

(d)	How did the fund pay for unamortized expenses (if any)?

N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐	Yes
☒	No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐	Yes
☒	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐	Yes
☒	No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26.	(a) State the name of the fund surviving the Merger: Grosvenor Registered Multi-Strategy Fund (TI 2), LLC

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-22353

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Grosvenor Registered Multi-Strategy Fund (TE), LLC, (ii) he is the Chief Executive Officer of Grosvenor Registered Multi-Strategy Fund (TE), LLC, and (iii) all action by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

By:	/s/ Scott J. Lederman
Name:	Scott J. Lederman
Title:	Chief Executive Officer